1st Quarter Performance Commentary

Chang Suh

Executive Vice President, Chief Portfolio Manager

AFL-CIO Housing Investment Trust

May 29, 2008

The fixed-income markets continued to reflect weakness in the housing sector through most of the first quarter of 2008 with an acceleration of the “flight to quality” that began in August 2007. This demand caused U.S. Treasuries significantly to outperform other fixed-income sectors and provided a challenging environment for fixed-income investors, including the AFL-CIO Housing Investment Trust. The HIT has never owned subprime mortgage-backed securities (MBS), and over 93% of its long-term holdings are government- or agency-insured securities. Nonetheless, the HIT’s portfolio returns were affected by the anxiety in the financial markets, which gave rise to a dramatic widening of spreads to Treasuries and a lack of liquidity for virtually all spread products.1

The Federal Reserve took unprecedented measures to provide liquidity and stability to the markets by instituting a number of programs to ease funding pressures for securities dealers and banks and by helping to orchestrate the JP Morgan Chase purchase of Bear Stearns in mid-March. These actions and four cuts in the Federal Funds Rate boosted market confidence and led to increased demand for spread products in late March, accompanied by lower risk premiums and tighter spreads.

Spreads Impact the HIT

Prior to the improvement that began in mid-March, concerns about commercial real estate related fixed-income assets resulted in tremendous spread widening for commercial MBS (CMBS), including the agency credit quality multifamily mortgage securities that constitute the majority of the HIT’s portfolio. These concerns mirrored spread performance in the residential real estate related fixed-income market, which reflected a very high rate of defaults. Relative to U.S. Treasuries, agency REMICs (represented by the Ginnie Mae tranche in the chart below) widened by 106 basis points during January and February, and AAA private-label CMBS (10-year AAA SD CMBS in the chart

1 Spread is the difference in yield between Treasuries and comparable non-Treasury securities. Spread product refers to non-Treasury securities, such as single-family and multifamily MBS, whose value is primarily based on the difference between their yield and that of a comparable Treasury security. Spread widening indicates that the market perceives a higher risk for investing in non-Treasuries.

below) widened by 159 basis points during those two months. As selling subsided and some liquidity returned, investors were willing to buy relatively cheap spread product, and spreads tightened at the end of March by 35 and 50 basis points for agency REMICs and CMBS, respectively.

Outlook

Overall economic growth continues to be hampered by the weak housing market, rising food and energy prices and a soft labor market, which have put stress on consumer spending. Concerns about the slowing global economy and potential risks to the financial system may keep bond yields from rising significantly, but concerns about inflation may keep yields from falling significantly.

The HIT is well positioned in this market environment, having only high credit quality assets, the majority of which are government or agency quality. The HIT also benefits from the liquidity of its assets and its strategy of avoiding leverage. In addition, the HIT’s yield advantage of approximately 60 basis points over its benchmark2 should lead to higher total returns over time. Finally, while spreads on the asset classes on which the HIT focuses have retreated from their highs of mid-March, they remain high by historical standards and should provide attractive future investment opportunities.

2 HIT’s yield to maturity or call as of 3/31/08 was 60.1 basis points above its benchmark. This is the annual rate of return anticipated on fixed-income investments if they are held to maturity or, if callable like single family MBS, reflects assumptions about repayment of principal.

The performance data quoted represents past performance. Past performance is no guarantee of future results. Economic and market conditions change, and both will cause investment return, principal value, and yield to fluctuate so that a participant’s units, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end is available by following this link .

The Lehman Brothers Aggregate Bond Index is an unmanaged index and is not available for direct investment. Its returns would be lower if they reflected the expenses associated with the active management of an actual portfolio.

Investors should consider the HIT’s investment objectives, risks and expenses carefully before investing. A prospectus containing more complete information may be obtained from the HIT by calling the Marketing and Investor Relations Department collect at 202-331-8055 or by viewing the HIT’s website. The prospectus should be read carefully before investing.

Forecasts, estimates, and certain information contained herein are based upon proprietary research and should not be considered as investment advice or a recommendation of any particular security, strategy or investment product. Statements concerning financial market trends are based on current market conditions, which will fluctuate. There is no guarantee that these investment strategies will work under all market conditions, especially during periods of downturn in the market. All current statistics are as of May 6, 2008, unless otherwise noted.